INVEST IN **SOLARGAPS**

World's First Smart Solar Blinds

PITCH VIDEO | INVESTOR PANEL



SolarGaps
energy
generating
smart
blinds

solargaps.com San Francisco CA

Hardware | Software | Technology | Real Estate | Social Impact

LEAD INVESTOR

Berkeley Hills Capital

Our fund selects the best startups with great potential. SolarGaps is one of the best Silicon Valley companies in the renewable energy space. They are disrupting the industry and developed a truly revolutionary product designed to save billions of dollars on electricity bills! The team behind the product is made of top engineers that have a clear vision and plan. Moreover, they already have a distribution network and patented product that is being sold around the world. We fully support SolarGaps and invite other investors to join.

Invested $100,000 this round & $500,000 previously

Highlights

1. Market Opportunity: 236B

Highlights

1. Market Opportunity: 236B

2. Solid Traction: 300+ large installations and 20+ distributors
3. 2022 Revenue: $4M
4. Successfully Raised: $2.3M from high profile investors
5. Intellectual Property: 3 patents
6. Product: fully developed technology
7. Location: Silicon Valley

Our Team

Our Team



Eugene Erik CEO

Founder and CEO SolarGaps

We are very concerned about climate change and the ecological issues that our planet is facing. The world started to move into renewable energy direction. SolarGaps will soon become a mainstream product in the cities helping people save billions on energy bills and will also give a huge benefit to the planet in reducing the carbon footprint.



Andrew Koval CTO

Founder and CTO SolarGaps



Oleksandr Krotenko COO

MBA from UC Berkeley

Our Story

SolarGaps
your window to green energy


02:57
vimeo


SolarGaps
01:05
vimeo


F.G.E.X.
55667
THE HENRY FORD
DETROIT, MICHIGAN
01:52
vimeo


Summary
Team: 12 people
2022 Revenue: $4M+
Location: Silicon Valley
Installations: 300+
Founded: 2017
Distributors: 20+


Investment
Opportunity
$200K
Successfully Raised
$600K
Successfully Raised
$1.1M
Successfully Raised
$1.5M
Goal
$500K
Successfully Raised
2017
2018
2019-20
2021-22
Successfully Raised: $2.3M


37%
of electricity is spent
in cities on the
Air Conditioning




But how can we mitigate
global warming...
and increase
our energy efficiency?


Smart cities are limited in
space for solar panels


SolarGaps
is advancing the way
future cities will be
powered
Smart. Solar. Blinds.


How It Works
1 Solar blinds generate energy from the sun
2 Inverter converts energy and sends it to the grid
3 You can power different home appliances
4 Active shading decreases energy consumption by at least 30%


Core Features
Buildings are responsible for 36% of emissions
while being the biggest electricity consumers.
100W
PV energy generation
SolarGaps generates 100W per 1 sq. ft.
CO₂
Carbon footprint reduction
Our solution makes your home more sustainable, as only 10 sq. ft. of solar elements can prevent 0.22 lbs of CO₂.
Auto
Auto tracking mode
The blinds automatically adjust their position for the most effective shading and solar generation.
-30%
Electricity savings
Our blinds provide external shading, and you can save on your bills by at least 30% and reduce your need for AC.
Mobile Application
Control blinds, get performance reports, and set scenarios with your smartphone.
Smart Home Integration
These smart blinds can become a part of your smart home or office system.


Advantages
for Enterprise
Customers

Energy Generation	Energy Friendly Building	Electricity Savings	Green Reputation	Property Promotion
Generate PV Energy to power your main building operations	Obtain green building certifications: LEED, BREEM	Decrease costs on electricity bills by at least 30%	Improve company reputation and get valuable certificates	Attract top level businesses that value eco friendly reputation

Competition

	SolarGaps	Ordinary Blinds	Solar Panels	Solar Glass
Energy generation	100W+	-	80–100W	28–50W
Shading efficiency	● ● ●	● ● ●	-	● ● ●
Sun tracking feature	+	-	-	-
Ease of installation	easy	easy	very hard	hard

International Presence



- Installations
- Headquarters

300+ Installations

20+ Distributors

Milestones

2017 Top 3 Silicon Valley Startups, HAX Accelerator

2018 Full-Scale Manufacturing, Won Multiple Awards

2019 Won $1M+ Grant, 300+ Installations

2020 International Patents, German Design Award

2021 20+ Distributors, Reg CF $1M Raise

attn: · cnet · TechCrunch · Mashable · Intersolar

The Market Is Huge

$17B	$2.5T	$58B
blinds & shades market	cleantech market	smart office market

The Market Structure

Office centers – 30%	Corporate offices, Coworking
Private sector – 15%	Private houses, Apartments
Infrastructures – 15%	Airports, Rail stations
Retail & Hotels – 18%	Shopping malls, Hotels
Municipal facilities – 22%	Hospitals, Schools



Our Partners

SolarGaps

Local Partners


Developers and Real Estate Investors
Designers and Architects
PV systems installers
HVAC systems installers
Solar protection systems installers
Government institutions
R&D
Marketing
IT Support
50% margin
48 USD
per sq. ft.
Retail
Sales
Installation
Maintanace
45% margin
39 USD
per sq. ft.
Enterprise


Revenue Projections
$4M
$14M
$27M
$55M
$150M
2022
2023
2024
2025
2026


Experienced Team
Eugene Erik
CEO
Serial entrepreneur with degree in cybernetics and two successful exits responsible for defining SolarGap's vision.
Andrew Koval
CTO
Distinguished senior mechanical engineer with extensive experience in CleanTech.
Alex Krotenko
COO
UC Berkeley MBA.
Marketing and business development expert
12
Dedicated People
350
Years of Combined Experience
Sillicon Valley
Headquarters


Awards
SVIEF
SVIEF
Startup Contest Award
(2017, China)
TechTour
Top Presenting Company Award
(2018, Poland)
COP 24
EBRD Special Climate Innovation Award
(2018, Poland)
German Design
Award Winner
(2020, Germany)
aws
Amazon
Innovation Center China Award
(2018, China)
The Smarter E
Award for Innovations in Renewable Energy
(2019, Germany)
Katerva
Award in Energy and Environment category
(2020, USA)


Featured On
cnet
YD
YANKO DESIGN
DIGITAL TRENDS
Mashable
Singularity
UNIVERSITY
GNC
attn:
TechCrunch
inter
solar


Installations
Hotel in Barcelona, Spain
Window area 4,746 sq. ft.
Annual savings $64,000




Installations


Installations

Next Steps

Accomplished to date:

- Built dedicated team
- Fully developed product
- Filed 3 patents
- Established strong customer base
- Secured key partnerships
- Achieved strong media coverage
- Secured high profile investors
- Successfully raised $2.3M

Funding will help us:

- Increase user base
- Add product functionality
- Scale up product (B2B version)
- Increase sales growth
- Boost marketing and promotion
- Expand into new markets


Your windows become powerful with SolarGaps
–TechCrunch